UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 10

                    Under the Securities Exchange Act of 1934

                           Champps Entertainment, Inc.
           ----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   909 15K 100
           ----------------------------------------------------------
                                 (CUSIP Number)

                                  John Zoraian
                           c/o Atticus Capital L.L.C.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
                                 (212) 829-8100
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 21, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 909 15K 100                                          Page 2 of 8 Pages
---------------------                                          -----------------

--------- ---------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Timothy R. Barakett
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                    (b)  |_|
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             |_|
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------- ---------------------------------------------------------------------
------------------- ------- ---------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                -0-
                    ------- ---------------------------------------------------
                    ------- ---------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               2,145,006
                    ------- ---------------------------------------------------
                    ------- ---------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            -0-
                    ------- ---------------------------------------------------
                    ------- ---------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            2,145,006
------------------- ------- ---------------------------------------------------
--------- ---------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,145,006
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        |_|
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.4%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON*

          IN
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 909 15K 100                                          Page 3 of 8 Pages
---------------------                                          -----------------

--------- ---------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Atticus Qualified Partners, L.P.
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                      (b)  |_|
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
------------------- ------- ---------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                -0-
                    ------- ---------------------------------------------------
                    ------- ---------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               661,796
                    ------- ---------------------------------------------------
                    ------- ---------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            -0-
                    ------- ---------------------------------------------------
                    ------- ---------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            661,796
------------------- ------- ---------------------------------------------------
--------- ---------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          661,796
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON*

          PN
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 909 15K 100                                          Page 4 of 8 Pages
---------------------                                          -----------------

                   The purpose of this Amendment No. 10 is to report that the Reporting Person has acquired shares of common stock, par value $.01 of Champps Entertainment, Inc. for investment purposes and may or may not continue to acquire additional shares of Champps Entertainment, Inc. common stock.

Item 1.       Security and Issuer.
              -------------------

                  No change.

Item 2.       Identity and Background.
              -----------------------

                  No change.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

              Item 3 is amended by replacing the current response with the following paragraph:

                  "As of the date hereof, Mr. Barakett is deemed to beneficially own 2,145,006 shares of Common Stock and Atticus Qualified Partners, L.P. is deemed to beneficially own 661,796 shares of Common Stock. All 2,145,006 shares of Common Stock deemed to be owned by Mr. Barakett are held by either the Partnerships, the Fund or the managed accounts. The aggregate purchase price for all the shares of Common Stock of the Issuer that Mr. Barakett is currently deemed to beneficially own is $13,369,123.16. The aggregate purchase price for all the shares of Common Stock of the Issuer that Atticus Qualified Partners, L.P. is currently deemed to beneficially own is $4,344,337.66. The funds for the purchase of the shares of Common Stock held in the Partnerships, the Fund or the managed accounts have come from the working capital of the Partnerships, the Fund or the managed accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Bear, Stearns & Co., Inc., such loans being secured by the securities owned by them."

Item 4.       Purpose of Transaction.
              ----------------------

                  No change.

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 909 15K 100                                          Page 5 of 8 Pages
---------------------                                          -----------------

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

                  Item 5 is amended by replacing the current response with the following paragraph:

                  "Based on the Issuer's most recent filing on Form 10-Q, as of November 15, 1999 there were 11,652,692 shares of Common Stock outstanding. Therefore, Mr. Barakett may be deemed to beneficially own 18.4% of the outstanding shares of Common Stock and Atticus Qualified Partners, L.P. may be deemed to own 5.7% of the outstanding shares of Common Stock. Neither Atticus Partners nor any of the managed accounts by itself owns greater than 5% of the outstanding shares of Common Stock. Mr. Barakett and Atticus Qualified
Partners, L.P. have the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that they are deemed to beneficially own. All transactions in the shares of Common Stock effected by Mr. Barakett since the most recent filing on Schedule 13D were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
              -------------------------------------------------------------

                  No change.

Item 7.       Material to be Filed as Exhibits.
              --------------------------------

                  Item 7 is amended and supplemented by adding the following at the end of the current response:

                  Exhibit A:  Joint Filing agreement.

                  Exhibit B:  As described in Item 5.

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 909 15K 100                                          Page 6 of 8 Pages
---------------------                                          -----------------

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 22, 1999                 /s/ Timothy Barakett
                                            ------------------------
                                            Timothy R. Barakett



Dated:  December 22, 1999                 By: ATTICUS QUALIFIED PARTNERS, L.P.
                                              Manager

                                          By: /s/ Timothy Barakett
                                             -----------------------
                                             Timothy R. Barakett

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 909 15K 100                                          Page 7 of 8 Pages
---------------------                                          -----------------

                                                                       Exhibit A

                                    AGREEMENT

                  The undersigned agree that this Amendment to Schedule 13D dated December 22, 1999 relating to the Common Stock of Champps Entertainment, Inc. shall be filed on behalf of the undersigned.



                           /s/ Timothy R. Barakett
                           -----------------------------
                           Timothy R. Barakett


                           ATTICUS QUALIFIED PARTNERS, L.P.

                           By:  /s/ Timothy Barakett
                           -----------------------------
                           Timothy R. Barakett,
                           Managing Member of Atticus Holdings, L.L.C.,
                           General Partner of Atticus Qualified Partners, L.P.

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 909 15K 100                                          Page 8 of 8 Pages
---------------------                                          -----------------

                                                                       Exhibit B


                 SCHEDULE OF TRANSACTIONS - TIMOTHY R. BARAKETT


Date              Shares Purchased or (Sold)      Price Per Share
----              ------------------------        -----------------
12/15/99          17,300                          $3.47

12/15/99          14,000                          $3.46

12/16/99          12,000                          $3.34

12/17/99          10,000                          $3.06

12/20/99          25,000                          $2.72

12/21/99          25,000                          $2.71

12/21/99          1,500                           $2.75